Baker & McKenzie LLP 2300 Trammell Crow Center 2001 Ross Avenue Dallas, Texas 75201, USA Tel: +1 214 978 3000 Fax: +1 214 978 3099 www.bakernet.com
August 2, 2006
Alan G. Harvey Tel: +1 214 978 3047 alan.g.harvey@bakernet.com Via EDGAR
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Gary Newberry
RE:	ENSCO International Incorporated Form 10-K for Fiscal Year Ended December 31, 2005 Filed February 23, 2006 Form 10-Q for Fiscal Quarter Ended March 31, 2006 Filed April 25, 2006 File No. 1-8097

Dear Mr. Newberry:

On behalf of ENSCO International Incorporated ("ENSCO"), this letter confirms our conversation regarding extending the date by which ENSCO will respond to the Staff's comments in its letter to ENSCO dated July 28, 2006 until August 18, 2006, which is 15 business days after the date of the Staff's letter. As we discussed, we are requesting this extension due to the vacation schedules of ENSCO employees that would be involved in responding to the Staff's letter.

Please feel free to call me at 214-978-3047 with any questions or comments you may have. Thank you in advance for your cooperation.

Very truly yours, Baker & McKenzie LLP /s/ Alan Harvey Alan G. Harvey AGH/plt

cc:	April Sifford, Branch Chief James W. Swent Cary Moomjian

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